

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2012

Via E-mail
Barry J. Sanders
Chief Executive Officer and President
Eurosite Power Inc.
45 First Avenue
Waltham, MA 02451

> **Re: Eurosite Power Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed August 20, 2012**
> **File No. 333-182620**

Dear Mr. Sanders:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your disclosure "There is currently no public market for our common stock" in the second paragraph but towards the bottom of the same page you state "Our common stock is currently quoted on the OTCQB tier of the OTC Markets under the ticker symbol 'EUSP.'" Please reconcile your disclosures.

Plan of distribution, page 15

2. We note your response to comment 4 in our letter dated August 3, 2012. We also note that the term of the agreement with Merriman Capital Inc. lapses on August 31, 2012. Please advise us as to how you plan to update your prospectus if the agreement lapses before you become effective and tell us whether you intend to continue the offering. If so, please revise your disclosure to state as much.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director